SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 7)


                          Farmer Brothers Co.
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             307675108
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           December 8, 2003
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2. CHECK THE APPROPRIATE BOX
   IF A MEMBER OF A GROUP (a)[
    ] (b)[X]

3  SEC USE ONLY

4. SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    184,688 (See Item 5)


8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

    184,688 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    184,688 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.6% (See Item 5)


14. TYPE OF REPORTING PERSON IA



This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed on November 21, 2000 of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on April 18, 2002, Amendment No. 2 thereto, filed on June 27, 2002, Amendment No. 3 thereto, filed July 30, 2002, Amendment No. 4 thereto, filed September 19, 2002, Amendment No. 5 thereto, filed April 29, 2003 and Amendment No. 6 thereto, filed August 1, 2003 ("Amendment No. 6") with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Farmer Brothers Co., a California corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 4. Purpose of Transaction

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment. Neither FMA nor any executive officer or director of FMA has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's clients for the purpose of investment.

FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMA may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

FMA has been notified that the SEC staff has determined it will not recommend enforcement action against the Company if the Company omits FMA's proposal relating to the indemnification of directors from the Company's proxy statement for the next annual meeting of stockholders.

According to a preliminary proxy statement filed on October 24, 2003 by the Company, the Company's annual meeting of stockholders is to be held on January 5, 2004 and at the annual meeting, among other matters, the board of directors of the Company will seek shareholder approval for the reincorporation of the Company from California to Delaware (the "Reincorporation Proposal"). On December 8, 2003, FMA issued a press release disclosing how FMA intends to vote with respect to the Reincorporation Proposal and certain other matters and the reasons therefor. A copy of the press release, dated December 8, 2003 is attached as Exhibit H hereto and is incorporated herein.

Other than as described above, neither FMA nor any executive officer or director of FMA, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to
fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 7 is amended by adding the following:

Item 7. Materials to be filed as Exhibits

Exhibit H: Press release of Franklin Mutual Advisers, LLC dated December 8,
2003




After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


December 8, 2003


Franklin Mutual Advisers, LLC


By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/ Barbara J. Green
BARBARA J.GREEN
Secretary


EXHIBIT H




From:           Franklin Mutual Advisers, LLC
Contact:  Matt Walsh
                Tel:  (650) 312-2245
                franklintempleton.com
-----
FOR IMMEDIATE RELEASE

Short Hills, NJ, December 8, 2003 Franklin Mutual Advisers, LLC, (FMA), the largest institutional shareholder of Farmer Brothers Co. (NASDAQ: FARM), made the following announcement today regarding how FMA intends to vote its shares in
Farmer Brothers at the company's upcoming annual meeting of shareholders, currently scheduled to be held on January 5, 2004.
As the holder, on behalf of our advisory clients, of 184,688 common shares of Farmer Brothers, representing 9.6% of the outstanding shares, FMA is the largest institutional shareholder of the company and the largest shareholder not affiliated with the company's founding family. As a result, we feel it incumbent upon us to disclose to the company's management, our fellow shareholders, the investing public generally and other interested parties how FMA intends to vote its Farmer Brothers shares at the company's upcoming annual meeting, and the reasons for our vote.
We understand that the company's board of directors will be seeking shareholder approval at the annual meeting for the reincorporation of the company from California to Delaware. We intend to vote all of our Farmer Brothers shares against the reincorporation proposal. We intend to do so for the following reasons.
FMA's clients have been investors in Farmer Brothers for many years. We have believed for many years that the company's board of directors, management and controlling shareholders have paid little heed to the legitimate interests of its public shareholders. In our opinion, they have consistently demonstrated an attitude toward corporate governance inappropriate to a publicly held corporation and this attitude has been reflected in the company's governance practices and in the conduct of the company's affairs. It is our view that the proposed reincorporation is the latest evidence of this attitude, with potentially dire results for the company's public shareholders if it is adopted. The proposed transformation of Farmer Brothers would result in a very substantial curtailment of the rights of the company's public shareholders which, in our opinion, would serve to entrench the interests of the company's current management and those members of the Farmer family who have long been the company's dominant shareholders.
We note that the reincorporation as proposed by the Board would result, among other changes, in the elimination of the right currently enjoyed by shareholders to act by written consent, the elimination of the right currently enjoyed by shareholders owning at least 10% of the company to call a special meeting of shareholders, the creation of a "staggered" board of directors and the elimination of the right currently enjoyed by shareholders to remove the board of directors without cause, the imposition of advance notice procedures for shareholder nominations and other proposals, the imposition of a "supermajority" (80%) vote for shareholder amendments to the company's bylaws and the elimination of the possibility of cumulative voting for directors.
In our view each of these changes is detrimental to the interests of public shareholders.
We note that many of the changes eliminating or limiting shareholder rights that would result from the proposed reincorporation (for example, the "staggered" board) are not the automatic result of differences between Delaware and California corporation law but reflect choices made by the company's Board of Directors as to what provisions to include in the new company's charter and bylaws.
We also note that the reincorporation proposal has been put forward by the Board at a time when a pending lawsuit from a branch of the Farmer family challenges the ultimate control of the company enjoyed by its current and past chief executives and management as a result of their voting control over a narrow but absolute majority of the company's shares. We believe this timing to be significant.
In our opinion the reasons given by the Board of Directors in the company's preliminary proxy statement in support of the reincorporation fail to address at all the particular changes being proposed and are totally unconvincing. For all of these reasons and others, FMA intends to vote all shares it beneficially owns against the reincorporation proposal.
In addition to the reincorporation proposal, we understand that a shareholder proposal to restore cumulative voting is to be presented at the annual meeting. FMA believes that this proposal would, if adopted, increase the rights of the company's public shareholders and the accountability of the company's management to them. For this reason, FMA intends to vote all of its Farmer Brothers shares in favor of the shareholder proposal.
Franklin Mutual Advisers, LLC is a subsidiary of Franklin Resources, Inc. [NYSE:BEN], a global investment organization operating as Franklin Templeton Investments. Franklin Templeton provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and more than $314 billion in assets under management as of October 31, 2003. For more information, please call 1-800/DIAL BEN or visit franklintempleton.com.